

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-mail
Jose A. Bayardo
Senior VP and Chief Financial Officer
Complete Production Services
11700 Katy Freeway, Suite 300
Houston, TX  77079

> **Re:**  **Complete Production Services**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 1, 2011**
> **File No. 1-32858**

Dear Mr. Bayardo:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 18

Our operations are subject to hazards inherent in the oil and gas industry, page 25

1.  Please expand this risk to add any material risks associated with your hydraulic fracturing and fluid handling operations.  Such disclosure should address, without limitation, risks such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids, if applicable. You may also, as applicable, cross-reference to any existing disclosures of such risks, such as those discussed on page 16.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Business Combinations and Other Transactions, page 74

2.      We note that your Form 10-K is incorporated by reference into your registration statements on Form S-8.  We also note your disclosures stating that you used third party appraisers for services such as determining the fair value of acquired assets and estimating the fair market value of fixed and intangible assets in connection with impairment testing.  Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents.  As an alternative, you may delete all references to the use of outside valuation firms.  For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – General

C – Discontinued Operations, page 7

3.      We note you sold your Southeast Asian products business to MTQ Corporation Limited in July 2011.  However, it does not appear that you have classified the amounts related to the disposed business as held for sale.  Please tell us how you considered the guidance per FASB ASC 360-10-45-9 in determining the appropriate financial statement presentation at June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Scott Shean (via e-mail)